Exhibit 99.1

Alcon’s First Quarter Sales Rise 14.3 Percent

HUNENBERG, Switzerland – April 25, 2007 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,322.7 million for the first quarter of 2007, an increase of 14.3 percent compared to the first quarter of 2006, or 12.0 percent excluding the impact of foreign exchange fluctuations. Net earnings for the first quarter of 2007 increased 17.1 percent to $346.2 million, or $1.14 per share on a diluted basis, compared to $295.7 million, or $0.95 per share for the first quarter of 2006. Earnings in the first quarter of 2007 included a charge related to the impairment of certain assets of the company’s refractive laser product line. The impact of this charge was $20.8 million after income taxes or $0.07 per share on a diluted basis. Excluding this item, adjusted net earnings for the first quarter of 2007 would have increased 24.1 percent to $367.0 million, or $1.21 per share on a diluted basis. A reconciliation of reported and adjusted net earnings and earnings per share for the first quarter is included in the financial tables below.

“These results reflect solid contributions throughout our global organization and across our product lines,” said Cary Rayment, Alcon’s chairman, president and chief executive officer. “Our performance continues to be balanced as we stress the importance of executing our strategy of core brand development and continued introduction of our innovative technologies into key markets.”

First Quarter Sales Highlights

Highlights of sales for the first quarter of 2007 are provided below. Unless otherwise noted, all comparisons are versus the first quarter of 2006.

➢

Pharmaceutical sales grew 16.7 percent, or 14.8 percent on a constant currency basis, to $554.5 million and contributed 41.9 percent of total sales. Sales of glaucoma products increased 16.9 percent, due to growth in sales of the TRAVATAN® family of ophthalmic solutions and Azopt® ophthalmic suspension, offset by declines in older glaucoma products. Continued market share gains of DuoTravTM ophthalmic solution in the European Union, Canada and Australia, accompanied by contributions from TRAVATAN® ZTM ophthalmic solution in the United States led to first quarter growth of 28.7 percent for the TRAVATAN® family of products. Sales of infection/inflammation products rose 15.5 percent as a result of market share gains by Vigamox® ophthalmic solution in the United States and solid sales growth for TobraDex® ophthalmic suspension and ointment. Sales of allergy products, which include Patanol® ophthalmic solution and PatadayTM ophthalmic solution, rose 5.2 percent as strong sales from the recent launch of Patanol® ophthalmic solution in Japan were partially offset by a shift in the timing of seasonal wholesaler purchases in the United States. Sales of otic products grew 15.7 percent, as Ciprodex® and Cipro® HC otic suspensions gained market share on a combined basis in the United States.

➢

Surgical sales rose 10.6 percent, or 7.9 percent on a constant currency basis, to $580.7 million, accounting for 43.9 percent of total sales. Sales of intraocular lenses increased 11.9 percent to $211.0 million, primarily driven by the global increase in sales of the AcrySof® IQ intraocular lens and a 19.1 percent increase in sales of our premium intraocular lenses, AcrySof® ReSTOR® and AcrySof® Toric. Sales of cataract and vitrectomy products rose 10.8 percent, behind double digit growth rates in viscoelastics, custom procedure paks and other disposables. In addition, unit sales of the Infiniti® vision system were up 45.0 percent due in large part to continued physician interest in the OZilTM torsional handpiece technology. Sales of vitreoretinal products grew 9.8 percent due to solid growth of disposables and accessories. Refractive revenue declined 13.0 percent due mainly to a decrease in procedure fees in the United States.

➢

Consumer eye care sales increased 19.6 percent, or 17.6 percent on a constant currency basis, to $187.5 million, accounting for 14.2 percent of total sales. Sales of contact lens disinfectants grew 31.3 percent, as OPTI-FREE® RepleniSHTM and OPTI-FREE® Express® multipurpose disinfecting solutions continued to hold the market share gained in the United States following a competitor’s recall in the second quarter of 2006. Sales of artificial tears increased 11.4 percent led by the continued growth of Systane® lubricant eye drops on a global basis.

First Quarter Earnings Details

Highlights of earnings for the first quarter of 2007 are provided below. Unless otherwise noted, all comparisons are versus first quarter of 2006.

➢

Gross profits increased 12.1 percent on a reported basis, while gross profit margin declined 1.5 percentage points to 73.6 percent of sales. When adjusted for the non-cash impairment of refractive assets, adjusted gross profit margin would have improved 0.3 percentage points to 75.4 percent of sales. This improvement was primarily due to favorable product mix and manufacturing efficiencies.

➢

Selling, general and administrative expenses as a percent of sales declined 1.9 percentage points to 31.5 percent, due to the settlement of a dispute with a supplier, lower legal fees in 2007, and higher operating costs in the United Kingdom in the first quarter of 2006 following damage sustained to the company’s facility in the prior quarter from an explosion at an adjacent oil storage depot.

➢

Research and development expenses were 10.1 percent of sales, approximately 0.2 percentage points less than the first quarter of 2006, primarily due to the timing of expenses associated with certain projects.

➢

Operating income increased 17.7 percent to $403.1 million, or 30.5 percent of sales, a 0.9 percentage point improvement over the first quarter of 2006. Excluding the $32.7 million pre-tax charge related to the impairment of the company’s refractive assets, adjusted operating profit would have risen 27.3 percent to $435.8 million and operating profit margin would have improved by 3.3 percentage points to 32.9 percent of sales.

➢

Net earnings increased 17.1 percent to $346.2 million as a result of strong sales growth, cost controls and timing differences in operating expenses. Excluding the after-tax charge of $20.8 million related to the refractive impairment, adjusted net income would have risen 24.1 percent to $367.0 million.

New Product and R&D Pipeline Update

Summarized below are updates on new products and significant research and development activities.

➢	The Centers for Medicare and Medicaid Services formally confirmed that the AcrySof® Toric lens qualifies for dual aspect reimbursement, making the lens broadly available to Medicare patients.

➢

In March, Alcon submitted to the U.S. Food and Drug Administration (FDA) an amendment to its original filing on RETAANE® 15mg anecortave acetate suspension for the treatment of wet AMD using pooled data from completed studies in Latin America and Europe.

➢	The company received market clearance from the FDA for its D-Cartridge for the Monarch® intraocular lens delivery system, which supports micro-incisional surgery with incisions below 2.0 mm.

➢

Fluorescite®, an intravenously-administered retinal diagnostic agent, was approved in the European Union via the European Mutual Recognition procedure. The product will be marketed in some countries under the tradename of Anaterra® or Fluorescein AlconTM 10%.

➢	Pediatric patent extensions were granted to Alcon for Betoptic S® ophthalmic suspension and to Falcon Pharmaceuticals for Timolol GFS, which extends the patent life of both products by six months.

➢	The LaureateTM compact phacoemulsification system received approval in March in both the United States and the European Union.

Financial Guidance

Financial guidance for the full year 2007 and factors impacting this guidance are provided below.

➢	Total sales are expected to be between $5,400 and $5,475 million.
➢	Adjusted diluted earnings per share are expected to be between $5.15 and $5.25.
➢

Full year earnings guidance excludes the charges associated with the impairment of the company’s refractive assets. Including these charges, reported diluted earnings per share are expected to be between $5.08 and $5.18.

Other Items

➢

On February 21, 2007, the company issued a safety alert for the LADAR6000TM refractive laser directing customers to discontinue using the machine to perform CustomCornea® procedures for patients with myopia. The company has submitted a Pre-Market Authorization Supplement to the FDA with proposed corrective actions to the machine. The company also conducted a review of its refractive product line and determined that the carrying amounts of certain assets used in the refractive product line were not recoverable through the projected future cash flows of these assets. A charge of $32.7 million before taxes was determined using a discounted cash flow calculation to estimate the fair values of the refractive assets. The company continues to evaluate operational initiatives to address the performance of its refractive laser product line.

Company Description

Alcon, Inc. is the world’s leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company. All trademarks noted in this release are the property of Alcon, Inc., with the exception of Cipro® and Ciprodex®, which are the property of Bayer AG and licensed to Alcon, Inc. by Bayer Healthcare AG. Moxifloxacin, the active ingredient in Vigamox®, is licensed to Alcon, Inc. from Bayer AG.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(USD in millions, except share and per share data)

	Three months ended
	March 31,
	2007	2006

Sales	$1,322.7	$1,157.1
Cost of goods sold	349.0	288.2

Gross profit	973.7	868.9

Selling, general and administrative	417.1	386.7
Research and development	133.5	119.3
Amortization of intangibles	20.0	20.5

Operating income	403.1	342.4

Other income (expense):
Gain (loss) from foreign currency, net	3.0	(1.9)
Interest income	19.9	18.8
Interest expense	(9.8)	(12.5)
Other, net	7.9	7.3

Earnings before income taxes	424.1	354.1

Income taxes	77.9	58.4

Net earnings	$346.2	$295.7

Basic earnings per common share	$1.16	$0.96

Diluted earnings per common share	$1.14	$0.95

Basic weighted average common shares	299,708,952	306,487,627
Diluted weighted average common shares	303,733,106	311,647,291

ALCON, INC. AND SUBSIDIARIES

Global Sales

(USD in millions)

	Three months ended			Foreign	%Change in
	March 31,			Currency	Constant
	2007	2006	%Change	%Change	Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$306.6	$279.1	9.9%	--%	9.9%
Surgical	234.1	223.5	4.7	--	4.7
Consumer eye care	93.7	74.1	26.5	--	26.5

Total United States Sales	634.4	576.7	10.0	--	10.0

International:
Pharmaceutical	247.9	196.0	26.5	4.8	21.7
Surgical	346.6	301.7	14.9	4.7	10.2
Consumer eye care	93.8	82.7	13.4	3.7	9.7

Total International Sales	688.3	580.4	18.6	4.6	14.0

Total Global Sales	$1,322.7	$1,157.1	14.3%	2.3%	12.0%

PRODUCT SALES
Infection/inflammation	$203.1	$175.8	15.5%
Glaucoma	185.7	158.8	16.9
Allergy	112.6	107.0	5.2
Otic	53.7	46.4	15.7
Other pharmaceuticals/rebates	(0.6)	(12.9)	N/M

Total Pharmaceutical	554.5	475.1	16.7	1.9%	14.8%

Intraocular lenses	211.0	188.5	11.9
Cataract/vitreoretinal	357.7	322.9	10.8
Refractive	12.0	13.8	(13.0)

Total Surgical	580.7	525.2	10.6	2.7	7.9

Contact lens disinfectants	102.0	77.7	31.3
Artificial tears	55.8	50.1	11.4
Other	29.7	29.0	2.4

Total Consumer Eye Care	187.5	156.8	19.6	2.0	17.6

Total Global Sales	$1,322.7	$1,157.1	14.3%	2.3%	12.0%

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(USD in millions)

	Mar. 31,	Dec. 31,
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$1,496.2	$1,489.2
Short term investments	264.1	321.0
Trade receivables, net	1,000.5	912.8
Inventories	488.4	473.8
Deferred income tax assets	130.3	122.5
Other current assets	143.3	142.8

Total current assets	3,522.8	3,462.1

Long term investments	50.1	91.1
Property, plant and equipment, net	912.0	920.7
Intangible assets, net	75.3	95.2
Goodwill	553.6	553.2
Long term deferred income tax assets	256.0	235.7
Other assets	70.0	69.3

Total assets	$5,439.8	$5,427.3

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$193.6	$168.9
Short term borrowings	907.6	926.5
Current maturities of long term debt	1.4	5.8
Other current liabilities	721.8	899.9

Total current liabilities	1,824.4	2,001.1

Long term debt, net of current maturities	48.6	49.0
Long term deferred income tax liabilities	10.2	10.1
Other long term liabilities	584.0	453.5
Contingencies

Shareholders’ equity:
Common shares	44.0	43.9
Additional paid-in capital	1,169.7	1,064.5
Accumulated other comprehensive income	138.5	127.3
Retained earnings	3,578.2	3,201.9
Treasury shares, at cost	(1,957.8)	(1,524.0)

Total shareholders' equity	2,972.6	2,913.6

Total liabilities and shareholders' equity	$5,439.8	$5,427.3

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(USD in millions)

	Three Months ended March 31,
	2007	2006

Cash provided by operating activities:
Net cash from operating activities	$342.9	$267.6

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(33.4)	(36.4)
Purchases of intangible assets	(0.1)	--
Purchases of available-for-sale investments	(7.5)	(155.6)
Proceeds from sales and maturities of available-for-sale investments	112.0	130.2
Other	0.6	0.1
Net cash from investing activities	71.6	(61.7)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(30.1)	(110.8)
Repayment of long term debt	(5.1)	(4.8)
Acquisition of treasury shares	(503.2)	(64.0)
Proceeds from exercise of stock options	87.6	24.1
Tax benefits from share-based payment arrangements	41.8	34.4
Net cash from financing activities	(409.0)	(121.1)

Effect of exchange rates on cash and cash equivalents	1.5	5.9

Net increase in cash and cash equivalents	7.0	90.7

Cash and cash equivalents, beginning of period	1,489.2	1,457.2

Cash and cash equivalents, end of period	$1,496.2	$1,547.9

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:

Interest expense, net of amount capitalized	$10.1	$11.2

Income taxes	$64.0	$52.3

ALCON, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP Disclosures (Unaudited)

(USD in millions, except per share data)

	Three months ended March 31, 2007 (1)
		Non-GAAP Adjustments
	Reported	Refractive Impairment	Non-GAAP Adjusted

Sales	$1,322.7	$--	$1,322.7
Cost of goods sold	349.0	(24.0)	325.0

Gross profit	973.7	24.0	997.7

Selling, general and administrative	417.1	--	417.1
Research and development	133.5	--	133.5
Amortization of intangibles	20.0	(8.7)	11.3

Operating income	403.1	32.7	435.8

Other income (expense):
Gain (loss) from foreign currency, net	3.0	--	3.0
Interest income	19.9	--	19.9
Interest expense	(9.8)	--	(9.8)
Other, net	7.9	--	7.9

Earnings before income taxes	424.1	32.7	456.8

Income taxes	77.9	11.9	89.8

Net earnings	$346.2	$20.8	$367.0

Diluted earnings per common share	$1.14	$0.07	$1.21

Selected ratios as percent of sales

Gross profit	73.6%		75.4%
Operating income	30.5		32.9

Other selected financial ratios
% Operating income growth	17.7		27.3
% Net earnings growth	17.1		24.1

(1)

The items above adjusted for charges related to impairment of certain refractive assets are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects. Growth rates reflect performance versus the same period in the prior year.

ALCON, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP Disclosures (Unaudited)

(USD in millions, except per share data)

	Year-ended December 31, 2007 (1)
		Non-GAAP Adjustments
	Projected	Refractive Impairment	Non-GAAP Adjusted
Financial Guidance
Diluted earnings per common share - Low	$5.08	$0.07	$5.15
Diluted earnings per common share - High	$5.18	$0.07	$5.25

(1)

The items above adjusted for charges related to impairment of certain refractive assets are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects.

# # #

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton

Vice President,

Investor Relations and Strategic Corporate Communications

817-551-8974

or

Matthew Head

Manager,

Investor Relations

817-551-8550

www.alcon.com